Antisoma plc
West Africa House
Hanger Lane
Ealing
London W5 3QR
UK

T: +44 (0)20 8799 8200
F: +44 (0)20 8799 8201
E: enquiries@antisoma.com
W: www.antisoma.com

RECEIVED
2006 MAY -2 A 11:49
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ANTISOMA

Exemption number: 82-34926

06013019

SUPPL

Office of International Corporate Finance
Division of Corporate Finance
Mail Stop 3628
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

Tuesday 25 April 2006

Ladies and Gentlemen:

Antisoma plc

Pursuant to Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby furnish you with certain documentation that we have made public or filed with the UK Listing Authority, the London Stock Exchange or the Registrar of Companies for England and Wales at Companies House or distributed to our shareholders and which is listed in Annex 1 to this letter.

These documents supplement the information previously provided with respect to Antisoma plc's request for exemption under Rule 12g3-2(b), which was established on November 21, 2005.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that Antisoma plc is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at +44 20 8799 8200 in the United Kingdom if you have any questions.

Thank you for your attention.

PROCESSED
MAY 04 2006
THOMSON
FINANCIAL

Yours faithfully
For and on behalf Antisoma plc

M Lupi

Name: Margherita Lupi
Title: Communications Manager

dlw 5/2

Antisoma appoints Dr Gary Acton as Chief Medical Officer

RECEIVED
2006 MAY -2 A 11:09
OFFICE OF INTERNATIONAL CORPORATE FINANCE

London, UK: 24 April 2006 Cancer drug developer Antisoma plc (LSE: ASM, US OTC: ATSMY) today announces the appointment of Dr Gary Acton as Chief Medical Officer.

Dr Acton, 47, joins Antisoma with 19 years' experience in the pharmaceutical and biotechnology industries. Most recently he has run an oncology orientated consultancy service, assisting a number of biopharmaceutical companies in the progression and optimisation of their development portfolios. From 2000 to 2002 he was European Managing Director of Cell Therapeutics, Inc, where he led the successful application for European marketing approval of the cancer drug Trisenox. Prior to this, Dr Acton spent five years as Vice President of Clinical Development at Vernalis, where he was also a main board member. He was responsible for development of the Company's entire portfolio, including the US and European approvals of frovatriptan, a drug now marketed in all major territories. This followed five years as UK Director of Clinical Research for Fujisawa and a period at SmithKline and French.

Dr Acton holds medical qualifications from the Universities of Oxford and London and a Diploma of Pharmaceutical Medicine. He is also a Fellow of the Faculty of Pharmaceutical Physicians.

Glyn Edwards, Chief Executive Officer, commented "Gary brings invaluable clinical development experience to Antisoma as we continue to progress and expand our portfolio of cancer drugs, and I am delighted to welcome him to our team."

For further information about Antisoma please visit the Company's website at www.antisoma.com

Enquiries:
Glyn Edwards, CEO
Daniel Elger, Director of Communications +44 (0)20 8799 8200
Antisoma plc

Mark Court/Lisa Baderoon/Rebecca Skye Dietrich +44 (0)20 7466 5000
Buchanan Communications

Except for the historical information presented, certain matters discussed in this statement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the company's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

Background on Antisoma

Based in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. Antisoma fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the preclinical and clinical development of these drug candidates. In 2002, Antisoma formed a broad strategic alliance with Roche to develop and commercialise products from Antisoma's pipeline. Please visit www.antisoma.com for further information about Antisoma.